April 24, 2008

Mail Stop 4561

James C. McGill
Chairman of the Board of Directors
MacroSolve, Inc.
5800 East Skelly Drive, Suite 300
Tulsa, OK 74135

> Re: MacroSolve, Inc.
>   Registration Statement on Form S-1
>   Filed April 18, 2008
>   File No: 333-150332

Dear Mr. McGill:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in the following material respect to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.

Independent Auditors' Report

1.   We note that your Independent Auditors' Report states that your auditors "conducted [their] audits in accordance with auditing standards generally accepted in the United States of America." Paragraph 5 of PCAOB Auditing Standards No. 1 and the June 15, 2004 SEC Regulations Committee Minutes require the independent auditors' report to reference the "the standards of the Public Company Accounting Oversight Board (United States)." Please consult with your auditors regarding this matter and confirm whether or not their audits were conducted in accordance with PCAOB standards. Additionally, please revise your registration statement to include a report with proper form (we refer you to the Appendix of AS1).

For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Gregory Sichenzia
        Sichenzia Ross Friedman Ference LLP
        61 Broadway
        New York, NY 10006
        Facsimile No: (212) 930-9725